UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
_________________________

Date of Report: August 6, 2020

Commission file number 1- 33198
_________________________

ALTERA INFRASTRUCTURE L.P.
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building, 69 Pitts Bay Road, Pembroke, HM 08, Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Altera Infrastructure L.P. dated August 6, 2020.
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTERA INFRASTRUCTURE L.P.

	By:	ALTERA INFRASTRUCTURE GP L.L.C., its general partner

Date: August 6, 2020	By:	/s/ Edith Robinson
Edith Robinson Secretary

ALTERA INFRASTRUCTURE REPORTS
SECOND QUARTER 2020 RESULTS

•Revenues of $304 million and a net loss of $16 million, or $0.06 per common unit, in the second quarter of 2020
•Net loss of $16 million impacted by $15 million of realized and unrealized loss on derivatives and an impairment charge of $11 million relating mainly to the Dampier Spirit FSO
•Adjusted EBITDA(1) of $143 million in the second quarter of 2020
•Adjusted net loss attributable to the partners and preferred unitholders(1) of $18 million (excluding items listed in Appendix B to this release)
•Signed a 5-year CoA contract for shuttle tanker operations on the Kraken field in the UK North Sea

•Extended the Knarr FPSO financing to June 2023

Pembroke, Bermuda, August 6, 2020 - Altera Infrastructure GP LLC (Altera GP), the general partner of Altera Infrastructure L.P. (Altera or the Partnership), today reported the Partnership’s results for the quarter ended June 30, 2020.

Consolidated Financial Summary

	Three Months Ended
	June 30,	March 31,	June 30,
(in thousands of U.S. Dollars, except per unit data)	2020	2020 (2)	2019(2)
	(unaudited)	(unaudited)	(unaudited)

GAAP FINANCIAL RESULTS
Revenues	304,463	312,401	319,774
Net loss	(16,162)	(253,816)	(27,979)
Limited partners' interest in net loss per common unit - basic	(0.06)	(0.61)	(0.09)

NON-GAAP FINANCIAL RESULTS:
Adjusted EBITDA (1)	142,707	153,795	158,941
Adjusted net (loss) income attributable to the partners and preferred unitholders (1)	(17,867)	9,517	4,735
Limited partners' interest in adjusted net income (loss) per common unit (1)	0.00	0.00	(0.01)
(1)These are non-GAAP financial measures. Please refer to "Definitions and Non-GAAP Financial Measures" and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).
(2)Please refer to Appendices to the release announcing the first quarter results of 2020 and the second quarter results of 2019 attached as Exhibit 1 to the Forms 6-K filed with the Securities and Exchange Commission on May 6, 2020 and April 30, 2019, respectively, for reconciliations of these non-GAAP measures to the most directly comparable financial measures under GAAP.

Altera Infrastructure L.P. Investor Relations Tel: +1 604 844-6654 www.alterainfra.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Pembroke, HM 08, Bermuda

Second Quarter of 2020 Compared to Second Quarter of 2019
Revenues were $304 million in the second quarter of 2020, a decrease of $16 million compared to $320 million in the same quarter of the prior year. This was primarily due to a $13 million decrease related to the termination of the Varg FPSO contract during the second quarter of 2019, a $10 million decrease due to lower utilization in the towage fleet, a $7 million decrease primarily due to an expected earlier end of contract for the Dampier Spirit FSO, a $4 million decrease from one shuttle tanker deemed off-hire by the customer during the quarter and a $4 million decrease due to temporarily lower uptime on the Petrojarl I FPSO. These unfavorable impacts were partly offset by increased revenue for the Foinaven FPSO of $18 million reflecting the first full quarter of operations under the new BP contract.

Net loss in the second quarter of 2020 was $16 million, compared to a net loss of $28 million in the same quarter of the prior year. The decrease in loss of $12 million was mainly due to a $25 million decrease in losses on derivatives, a $12 million decrease in depreciation and a $4 million decrease in net interest expense. These favorable variances were partly offset by increased write-downs and lower gain on sales with an impact of $24 million and the $16 million decrease in Adjusted EBITDA described below.

Non-GAAP Adjusted EBITDA was $143 million in the second quarter of 2020, a decrease of $16 million compared to $159 million in the same quarter of the prior year. The decrease is primarily related to an expected earlier end of contract for the Dampier FSO with a negative impact of $11 million and a $4 million decrease due to temporarily lower uptime and lower oil price tariff revenues on the Petrojarl I FPSO.

Non-GAAP Adjusted Net Loss was $18 million in the second quarter of 2020, representing a decrease of $23 million compared to Non-GAAP Adjusted Net Gain of $5 million in the same quarter of the prior year. This was mainly due to a $22 million increase in realized losses on interest rate swaps and a decrease in Non-GAAP Adjusted EBITDA of $16 million as described above, partly offset by a $12 million decrease in depreciation.

Second Quarter of 2020 Compared to First Quarter of 2020
Revenues were $304 million in the second quarter of 2020, a decrease of $8 million compared to $312 million in first quarter of 2020. This was mainly due to a $12 million decrease in revenue from the shuttle tanker segment reflecting strong utilization in the first quarter and one shuttle tanker deemed off-hire by the customer in the second quarter, a $7 million decrease due to an expected earlier end of contract for the Dampier Spirit FSO, a $6 million decrease due to temporarily lower uptime for the Petrojarl I FPSO and a $4 million decrease due to lower utilization of the towage fleet. The unfavorable variances are partly offset by increased revenue for the Foinaven FPSO of $18 million reflecting a full quarter of operations under the BP contract.

Net loss was $16 million in the second quarter of 2020, a decrease of $237 million, compared to the prior quarter, mainly due to a net decrease of $144 million in write-down and gain on sale of vessels and a $96 million decrease in unrealized fair value losses relating to derivative instruments.

Non-GAAP Adjusted EBITDA was $143 million in the second quarter of 2020, a decrease of $11 million compared to the prior quarter, mainly due to the expected earlier end of contract for the Dampier Spirit FSO.

Non-GAAP Adjusted Net Loss was $18 million in the second quarter of 2020, a decrease of $27 million compared to the prior quarter, mainly due to $20 million of increased realized losses on interest rate swaps and the $11 million decrease in Non-GAAP Adjusted EBITDA described above, partly offset by $2 million in lower depreciation.

Please refer to “Operating Results” for additional information on variances by segment and Appendices A and B for reconciliations between GAAP net loss and Non-GAAP Adjusted EBITDA and Adjusted Net Income, respectively.

Summary of Recent Events

Contracts

Trion Pre-FEED

In June 2020, the Partnership entered into an agreement with BHP to undertake a paid competitive concept study for a newbuild FSO for the Trion field in the Mexican Gulf. The FEED is expected to be awarded around the first quarter of 2021. First oil for the Trion field is expected around 2025.

Randgrid FSO contract extension

In June 2020, Equinor ASA (or Equinor) exercised the first of twelve one-year options to extend the time-charter contract for the Rangrid FSO one year until at least October 2021.

Kraken Field CoA Contract

In June 2020, EnQuest PLC awarded the Partnership a 5-year contract of affreightment (CoA) for the Kraken field in the UK North Sea. The vessel requirement is equivalent to half a shuttle tanker.

Dorado Pre-FEED

In May 2020, the Partnership entered into a partly paid, competitive pre-FEED with Santos for an FPSO for the Dorado field.

Rosebank Pre-FEED

In April 2020, the Partnership entered into a partly paid agreement with Equinor to undertake a concept study for the potential redeployment of the Petrojarl Knarr FPSO on the Rosebank field, West of Shetlands, UK. The study is expected to be completed in August 2020.

Navion Stavanger contract extension

In April 2020, the Partnership entered into an amendment with Petróleo Brasileiro S.A. to extend the bareboat charter contract for the shuttle tanker Navion Stavanger by 18 months, until late-2021.

Navion Anglia contract

In April 2020, the Partnership entered into a new four-month time-charter contract with Suncor Energy Inc. for the Navion Anglia shuttle tanker, which charter commenced in May 2020, and pursuant to which the vessel is expected to primarily be used for storage.

Voyageur Spirit contract

The Voyageur Spirit FPSO completed its final commercial offloading with Premier Oil at the Huntington UK field at the end of June 2020 and is in the process of being decommissioned.

Sale of Vessel

In May 2020, the Partnership sold the HiLoad DP unit for green recycling and recorded a net loss of $1 million on the sale.

Financings

In August 2020, the Partnership agreed to amend the existing credit agreement for an unsecured revolving credit facility provided by Brookfield to increase the available amount by $75 million to $200 million and extend the maturity date from October 1, 2020 to October 31, 2024. The amendment, which was approved by the independent Conflicts Committee of our general partner's Board of Directors, is subject to completion of customary documentation, expected to be completed in August 2020.

In June 2020, the Partnership extended the $40 million commercial tranche related to the financing of the Knarr FPSO until June 2023. This extension was a condition for the $390 million ECA tranche not to mature in June 2020. The related interest rate swap portfolio was also extended, until June 2022. In relation to the extensions, certain deposit arrangements and reductions in negative mark-to-market values of the interest rate swaps were agreed with the lenders.

Delivery of Shuttle Tanker Newbuilding

In July 2020, the Partnership took delivery of the third LNG-fueled Suezmax DP2 shuttle tanker newbuilding, the Tide Spirit. The vessel is constructed based on the Partnership's E-shuttle design, which incorporates technologies intended to increase fuel efficiency and reduce emissions, using LNG fuel and recovered volatile organic compounds (VOCs) as a secondary fuel, as well as battery packs for flexible power distribution and blackout prevention. The Tide Spirit is expected to commence operations in October 2020.

The shuttle tanker newbuildings delivered in the first quarter, the Aurora Spirit and Rainbow Spirit successfully commenced operations under an existing master agreement with Equinor in the North Sea during April 2020 and May 2020, respectively.

The remaining three E-Shuttle newbuildings are expected to be delivered between August 2020 and January 2021, while the East Coast of Canada newbuilding is expected to deliver early-2022.

Changes to Board of Directors and Committees

Effective June 17, 2020, Kenneth Hvid, CEO of Teekay Corporation retired from his position as Director of the Altera GP's Board of Directors and committees.

COVID-19

In the second quarter of 2020 the Partnership did not experience any material business interruptions or financial impact as a result of the COVID-19 pandemic. The Partnership continues to focus on the safety of its operations and has proactive measures in place to protect the health and safety of its crews on its vessels as well as at onshore locations. A majority of the Partnership’s revenues are secured under medium term contracts that should not be materially affected by the short-term volatility in oil prices. The operational environment continues to be challenging and the Partnership's results of operation may be adversely affected under a prolonged pandemic. The Partnership is continuing to closely monitor counterparty risk associated with its vessels under contract and has measures in place to mitigate potential impacts on the business.

The extent to which COVID-19 may impact the Partnership’s results of operations and financial condition, including any possible impairments, will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the virus and the actions to contain or treat its impact, among others. Accordingly, an estimate of the future impact cannot be made at this time

Økokrim Investigation

In January 2020, Økokrim (the Norwegian National Authority for Investigation and Prosecution of Economic and Environmental Crime) and the local Stavanger police raided Teekay Shipping Norway AS' premises, based on a search warrant related to suspected violations of pollution and export laws in connection with the export of the Navion Britannia shuttle tanker from the Norwegian Continental Shelf in March 2018 and the sale of the vessel for recycling in Alang, India in June 2018. Having reviewed relevant materials together with its advisors, the Partnership continues to believe it acted in accordance with the relevant rules and regulations and denies the alleged violations. The Partnership is continuing to cooperate with authorities in respect of this matter. There are no updates on this case in the second quarter of 2020.

Disputes

In May 2020, the Partnership was informed that the customer is claiming the shuttle tanker Bossa Nova was off-hire from the end of March 2020 until the vessel was back on rate starting in early July, due to certain specification issues. Contractual discussions relating to the disputed off-hire period of 100 days are ongoing.

In June 2020, the Partnership was informed that the customer is disputing certain invoiced amounts related to the day rates applied for the decommissioning of the Voyageur FPSO. Contractual discussions for the relevant periods are ongoing.

In July 2020, an English court ruled in the Partnership's favor in a contract dispute related to the Voyageur FPSO, and awarded to the Partnership its full claim of $12 million and contractual interest. The ruling may be appealed.

Liquidity Update

As of June 30, 2020, the Partnership had total liquidity of $241 million, a decrease of $38 million compared to March 31, 2020. The decrease in total liquidity was primarily due to a deposit made in connection with the refinancing of the Partnership’s term loan on the Knarr FPSO, and scheduled debt amortizations.

The Partnership continues to progress strategic plans to enhance the overall liquidity of the business. The Partnership is focused on managing discretionary spending as well as limiting planned capital expenditures to the committed shuttle tanker newbuilding program and mandatory vessel dry-dockings.

Operating Results

The commentary below compares certain results of the Partnership's operating segments (including the non-GAAP measure of Adjusted EBITDA) for the three months ended June 30, 2020 to the same period of the prior year and to the three months ended March 31, 2020,, unless otherwise noted.

FPSO Segment

	Three Months Ended
	June 30,	March 31,	June 30,
	2020	2020	2019
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)	(unaudited)
Revenues	131,440	116,204	127,478
Adjusted EBITDA	74,150	75,643	72,169

Adjusted EBITDA (including Adjusted EBITDA from equity-accounted vessels) was generally in line with the same quarter of the prior year.

Adjusted EBITDA decreased by $1 million, compared to the first quarter of 2020, mainly due to lower contribution from the Petrojarl I FPSO reflecting temporary lower uptime.

Shuttle Tanker Segment

	Three Months Ended
	June 30,	March 31,	June 30,
	2020	2020	2019
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)	(unaudited)
Revenues	138,244	150,003	137,050
Adjusted EBITDA	66,082	62,174	67,688

Adjusted EBITDA decreased by $2 million, compared to the second quarter of 2019, mainly due to the Bossa Nova dispute, partly offset by contribution from E-shuttle start-ups.

Adjusted EBITDA increased by $4 million, compared to the first quarter of 2020, mainly reflecting contribution from the two newbuilding shuttle tankers that delivered during the second quarter of 2020 and the absence of the pre-operating cost for those vessels, partly offset by lower utilization following the dispute for the Bossa Nova shuttle tanker.

FSO Segment

	Three Months Ended
	June 30,	March 31,	June 30,
	2020	2020	2019
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)	(unaudited)
Revenues	27,747	34,897	34,605
Adjusted EBITDA	11,353	23,891	22,761

Adjusted EBITDA decreased by $11 million and $12 million, compared to the second quarter of 2019 and first quarter of 2020, respectively, mainly due an expected earlier end of contract for the Dampier Spirit FSO.

UMS Segment

	Three Months Ended
	June 30,	March 31,	June 30,
	2020	2020	2019
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)	(unaudited)
Revenues	452	447	431
Adjusted EBITDA	(1,341)	(2,607)	(1,884)

Adjusted EBITDA was in line with second quarter of 2019.

Adjusted EBITDA increased by $1 million compared to first quarter of 2020.

Towage Segment

	Three Months Ended
	June 30,	March 31,	June 30,
	2020	2020	2019
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)	(unaudited)
Revenues	6,580	10,850	16,716
Adjusted EBITDA	(5,724)	(4,003)	(426)

Adjusted EBITDA decreased by $5 million, compared to the second quarter of 2019, and $1 million compared the first quarter of 2020, mainly due to lower utilization as a result of lower market activity during the COVID-19 pandemic.

Conventional Tanker Segment

	Three Months Ended
	June 30,	March 31,	June 30,
	2020	2020	2019
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)	(unaudited)
Revenues	—	—	3,494
Adjusted EBITDA	—	—	(225)

The Partnership redelivered the two in-chartered vessels to their owners in March and April 2019, respectively, and no longer has activity in the conventional tanker segment.

Altera Infrastructure’s Fleet
The following table summarizes Altera’s fleet as of June 30, 2020. In comparison to the previously-reported fleet table in the release for the first quarter of 2020, Altera's total fleet decreased by one unit due to the sale of the HiLoad DP unit in the second quarter of 2020.

	Number of Vessels
	Owned Vessels		Chartered-in Vessels	Committed Newbuildings		Total
FPSO Segment	7	(i)	—	—		7
Shuttle Tanker Segment	24	(ii)	2	5	(iii)	31
FSO Segment	5		—	—		5
UMS Segment	1		—	—		1
Towage Segment	10		—	—		10
Total	47		2	5		54
(i)Includes two FPSO units, the Cidade de Itajai and Pioneiro de Libra, in which Altera’s ownership interest is 50 percent.
(ii)Includes four shuttle tankers in which Altera’s ownership interest is 50 percent.
(iii)Includes five DP2 shuttle tanker newbuildings scheduled for delivery through early-2022, four of which will join Altera's contract of affreightment portfolio in the North Sea and one which will operate under Altera's existing contract off the East Coast of Canada (one of such newbuildings delivered in July 2020).

Conference Call
The Partnership plans to host a conference call on Thursday, August 6, 2020 at 09:00 a.m. (ET) to discuss the results for the second quarter of 2020. All interested parties are invited to listen to the live conference call by choosing from the following options:

•By dialing (conference ID code 3113822)
◦Norway +47 800 14947
◦United Kingdom +44 800 279 7204
◦United States +1 323 794 2094
◦Canada +1 800 347 6311

•By accessing the webcast, which will be available on Altera's website at www.alterainfra.com (the archive will remain on the website for a period of one year).

An accompanying Second Quarter 2020 Earnings Presentation will also be available at www.alterainfra.com in advance of the conference call start time.

Forward Looking Statements
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including, among others: the timing of vessel deliveries and the commencement of charter contracts; the completion of concept studies and time of related awards; the effect of COVID-19 on the Partnership's results; and the Partnership's strategic plans relating to liquidity. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: delays in vessel delivery dates, the commencement of charter contracts or the completion of concept studies; unanticipated market volatility (such as volatility resulting from the recent COVID-19 outbreak); levels of expenses and access to capital; and other factors discussed in the Partnership’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2019. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

About Altera Infrastructure L.P.
Altera Infrastructure L.P. is a leading global energy infrastructure services partnership primarily focused on the ownership and operation of critical infrastructure assets in the offshore oil regions of the North Sea, Brazil and the East Coast of Canada. Altera has consolidated assets of approximately $4.8 billion, comprised of 54 vessels, including floating production, storage and offloading (FPSO) units, shuttle tankers (including five newbuildings), floating storage and offtake (FSO) units, long-distance towing and offshore installation vessels and a unit for maintenance and safety (UMS). The majority of Altera’s fleet is employed on medium-term, stable contracts.

Altera's preferred units trade on the New York Stock Exchange under the symbols "ALIN PR A", "ALIN PR B" and "ALIN PR E", respectively.

For Investor Relations enquiries contact:

Jan Rune Steinsland, Chief Financial Officer
Email: investor.relations@alterainfra.com
Tel: +47 97 05 25 33
Website: www.alterainfra.com

Altera Infrastructure L.P.
Summary Consolidated Statements of Loss

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
(in thousands of U.S. Dollars, except per unit data)	2020	2020	2019	2020	2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	304,463	312,401	319,774	616,864	656,411
Voyage expenses	(27,945)	(38,770)	(32,624)	(66,715)	(66,690)
Vessel operating expenses	(119,393)	(105,332)	(118,718)	(224,725)	(219,937)
Time-charter hire expenses	(8,377)	(12,475)	(10,619)	(20,852)	(23,072)
Depreciation and amortization	(76,228)	(78,501)	(88,666)	(154,729)	(178,132)
General and administrative	(17,638)	(19,798)	(17,212)	(37,436)	(34,204)
(Write-down) and (loss) gain on sale of vessels	(12,115)	(156,292)	11,756	(168,407)	11,756
Goodwill Impairment	—	(2,032)	—	(2,032)	—
Restructuring charge	(4,281)	(900)	—	(5,181)	—
Operating income (loss)	38,486	(101,699)	63,691	(63,213)	146,132

Interest expense	(46,172)	(48,469)	(51,443)	(94,641)	(103,857)
Interest income	43	667	1,253	710	2,323
Realized and unrealized loss
on derivative instruments	(15,194)	(90,923)	(40,839)	(106,117)	(72,229)
Equity income (loss)	7,340	(5,144)	2,388	2,196	3,274
Foreign currency exchange (loss) gain	(1,044)	(3,555)	1,789	(4,599)	1,221
Other income (expense) - net	145	(328)	(1,640)	(183)	(1,994)
Loss before income tax expense	(16,396)	(249,451)	(24,801)	(265,847)	(25,130)
Income tax recovery (expense)	234	(4,365)	(3,178)	(4,131)	(5,447)
Net loss	(16,162)	(253,816)	(27,979)	(269,978)	(30,577)

Non-controlling interests in net loss	(610)	(11,025)	1	(11,635)	286
Preferred unitholders' interest in net loss	8,038	8,038	8,038	16,076	16,076
General partner’s interest in net loss	(179)	(1,903)	(274)	(2,082)	(357)
Limited partners’ interest in net loss	(23,411)	(248,926)	(35,744)	(272,337)	(46,582)
Limited partner's interest in net loss per
common unit
- basic	(0.06)	(0.61)	(0.09)	(0.66)	(0.11)
- diluted	(0.06)	(0.61)	(0.09)	(0.66)	(0.11)
Weighted-average number of common units:
- basic	411,148,991	411,148,991	410,595,551	411,148,991	410,469,820
- diluted	411,148,991	411,148,991	410,595,551	411,148,991	410,469,820
Total number of common units outstanding
at end of period	411,148,991	411,148,991	410,707,764	411,148,991	410,707,764

Altera Infrastructure L.P.
Consolidated Balance Sheets

	As at	As at	As at
	June 30,	March 31,	December 31,
	2020	2020	2019
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)	(unaudited)

ASSETS
Current
Cash and cash equivalents	241,098	203,725	199,388
Restricted cash	20,789	23,053	17,798
Accounts receivable	220,586	214,169	204,020
Vessels held for sale	8,385	5,100	15,374
Prepaid expenses	26,572	31,455	29,887
Other current assets	17,335	11,897	7,467
Total current assets	534,765	489,399	473,934

Restricted cash - long-term	20,000	—	89,070
Vessels and equipment
At cost, less accumulated depreciation	3,444,178	3,526,920	3,511,758
Advances on newbuilding contracts	198,024	170,419	257,017
Investment in equity-accounted joint ventures	217,971	214,198	234,627
Deferred tax asset	4,572	4,230	7,000
Other assets	219,842	237,408	220,716
Goodwill	127,113	127,113	129,145
Total assets	4,766,465	4,769,687	4,923,267

LIABILITIES AND EQUITY
Current
Accounts payable	65,420	71,894	56,699
Accrued liabilities	170,049	134,418	140,976
Deferred revenues	71,529	70,709	53,728
Due to related parties	125,000	50,000	20,000
Current portion of derivative instruments	177,999	206,232	18,956
Current portion of long-term debt	346,173	384,220	353,238
Other current liabilities	16,084	13,082	14,793
Total current liabilities	972,254	930,555	658,390

Long-term debt	2,751,705	2,796,117	2,825,712
Derivative instruments	56,551	38,805	143,222
Other long-term liabilities	206,032	199,620	223,877
Total liabilities	3,986,542	3,965,097	3,851,201

Equity
Limited partners - common units	—	—	505,394
Limited partners - Class A common units	4,617	4,914	—
Limited partners - Class B common units	359,253	382,367	—
Limited partners - preferred units	384,274	384,274	384,274
General Partner	11,085	11,264	12,164
Warrants	—	—	132,225
Accumulated other comprehensive income	3,480	3,947	4,410
Non-controlling interests	17,214	17,824	33,599
Total equity	779,923	804,590	1,072,066
Total liabilities and total equity	4,766,465	4,769,687	4,923,267

Altera Infrastructure L.P.
Consolidated Statements of Cash Flows

	Six Months Ended
	June 30, 2020	June 30, 2019
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net loss	(269,978)	(30,577)
Adjustments to reconcile net loss to net operating cash flow:
Unrealized loss on derivative instruments	71,359	63,468
Equity income, net of dividends received of $20,534 (2019 - $3,824)	18,339	550
Depreciation and amortization	154,729	178,132
Write-down and loss (gain) on sale of vessels	168,407	(11,756)
Goodwill impairment	2,032	—
Deferred income tax expense	530	2,351
Amortization of in-process revenue contract	—	(15,062)
Direct financing lease payments received	1,857	—
Expenditures for dry docking	(3,785)	(10,593)
Other	6,646	(19,415)
Change in non-cash working capital items related to operating activities	8,416	30,148
Net operating cash flow	158,552	187,246
FINANCING ACTIVITIES
Proceeds from long-term debt	72,015	148,480
Scheduled repayments of long-term debt and settlement of related swaps	(159,869)	(169,214)
Financing issuance costs	(847)	(13,208)
Proceeds from financing related to sales and leaseback of vessels	35,703	—
Proceeds from credit facility due to related parties	105,000	—
Prepayments of credit facility due to related parties	—	(75,000)
Cash distributions paid by the Partnership	(16,076)	(16,075)
Cash distributions paid by subsidiaries to non-controlling interests	(4,750)	(2,583)
Cash contributions paid from non-controlling interests to subsidiaries	—	1,500
Other	—	(864)
Net financing cash flow	31,176	(126,964)
INVESTING ACTIVITIES
Net payments for vessels and equipment, including advances on newbuilding contracts	(233,391)	(112,849)
Proceeds from sale of vessels and equipment	15,060	33,341
Investment in equity accounted joint ventures	(2,196)	(3,824)
Acquisition of company (net of cash acquired of $6.4 million)	6,430	—
Net investing cash flow	(214,097)	(83,332)
Decrease in cash, cash equivalents and restricted cash	(24,369)	(23,050)
Cash, cash equivalents and restricted cash, beginning of the period	306,256	233,580
Cash, cash equivalents and restricted cash, end of the period	281,887	210,530

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the U.S. Securities and Exchange Commission (SEC). These non-GAAP financial measures, including Consolidated Adjusted EBITDA, Adjusted EBITDA and Adjusted Net Income, are intended to provide additional information and should not be considered substitutes for net loss or other measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings, and may not be comparable to similar measures presented by other companies. These non-GAAP measures are used by the Partnership's management, and the Partnership believes that these supplementary metrics assist investors and other users of its financial reports in comparing financial and operating performance of the Partnership across reporting periods and with other companies.

Non-GAAP Financial Measures
Consolidated Adjusted EBITDA represents net loss before interest expense (net), income tax expense and depreciation and amortization and is adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include vessel write-downs, gains or losses on the sale of vessels, unrealized gains or losses on derivative instruments, foreign exchange gains or losses, losses on debt repurchases, and certain other income or expenses. Consolidated Adjusted EBITDA also excludes realized gains or losses on interest rate swaps as management, in assessing the Partnership's performance, views these gains or losses as an element of interest expense, and realized gains or losses on derivative instruments resulting from amendments or terminations of the underlying instruments. Consolidated Adjusted EBITDA also excludes equity income, as the Partnership does not control its equity-accounted investments, and as a result, the Partnership does not have the unilateral ability to determine whether the cash generated by its equity-accounted investments is retained within the entity in which the Partnership holds the equity-accounted investment or distributed to the Partnership and other owners. In addition, the Partnership does not control the timing of any such distributions to the Partnership and other owners.

Adjusted EBITDA represents Consolidated Adjusted EBITDA further adjusted to include the Partnership's proportionate share of consolidated adjusted EBITDA from its equity-accounted joint ventures and to exclude the non-controlling interests' proportionate share of the consolidated adjusted EBITDA from the Partnership's consolidated joint ventures. Readers are cautioned when using Adjusted EBITDA as a liquidity measure as the amount contributed from Adjusted EBITDA from the equity-accounted investments may not be available or distributed to the Partnership in the periods such Adjusted EBITDA is generated by the equity-accounted investments. Please refer to Appendices A and C of this release for reconciliations of Adjusted EBITDA to net loss and equity income, respectively, the most directly comparable GAAP measures reflected in the Partnership’s consolidated financial statements.

Adjusted Net (Loss) Income represents net loss adjusted to exclude the impact of certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance, consistent with the calculation of Adjusted EBITDA. Adjusted Net (Loss) Income includes realized gains or losses on interest rate swaps as an element of interest expense and excludes income tax expenses or recoveries from changes in the valuation allowance or uncertain tax provisions. Please refer to Appendix B of this release for a reconciliation of this non-GAAP financial measure to net loss, the most directly comparable GAAP measure reflected in the Partnership’s consolidated financial statements.

Altera Infrastructure L.P.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2020	2019	2020	2019
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net loss	(16,162)	(27,979)	(269,978)	(30,577)
Depreciation and amortization	76,228	88,666	154,729	178,132
Interest expense, net of interest income	46,129	50,190	93,931	101,534
Income tax (recovery) expense	(234)	3,178	4,131	5,447
EBITDA	105,961	114,055	(17,187)	254,536
Add (subtract) specific income statement items affecting EBITDA:
Write-down and loss (gain) on sale of vessels	12,115	(11,756)	168,407	(11,756)
Goodwill impairment	—	—	2,032	—
Realized and unrealized loss on derivative instruments	15,194	40,839	106,117	72,229
Equity income	(7,340)	(2,388)	(2,196)	(3,274)
Foreign currency exchange loss (gain)	1,044	(1,789)	4,599	(1,221)
Other (income) expense - net	(145)	1,640	183	1,994
Realized loss on foreign currency forward contracts	(1,813)	(1,142)	(3,116)	(2,317)
Total adjustments	19,055	25,404	276,026	55,655
Consolidated Adjusted EBITDA	125,016	139,459	258,839	310,191
Add: Adjusted EBITDA from equity-accounted vessels __(See Appendix C)	21,926	22,619	45,690	43,415
Less: Adjusted EBITDA attributable to non-controlling __interests (1)	(4,235)	(3,137)	(8,027)	(6,515)
Adjusted EBITDA	142,707	158,941	296,502	347,091
(1)Adjusted EBITDA attributable to non-controlling interests is summarized in the table below.

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2020	2019	2020	2019
(in thousands of U.S. Dollars)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net loss attributable to non-controlling interests	(610)	1	(11,635)	286
Depreciation and amortization	1,825	2,749	3,832	5,433
Interest expense, net of interest income	246	381	529	793
EBITDA attributable to non-controlling interests	1,461	3,131	(7,274)	6,512
Add (subtract) specific income statement items affecting __EBITDA:
Write-down and loss on sale of vessels	2,832	—	15,224	—
Foreign currency exchange (gain) loss	(58)	6	77	3
Total adjustments	2,774	6	15,301	3
Adjusted EBITDA attributable to non-controlling __interests	4,235	3,137	8,027	6,515

Altera Infrastructure L.P.
Appendix B - Reconciliation of Non-GAAP Financial Measures
Adjusted Net (Loss) Income

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2020	2019	2020	2019
(in thousands of U.S. Dollars, except per unit data)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net loss	(16,162)	(27,979)	(269,978)	(30,577)
Adjustments:
Net loss attributable to non-controlling interests	(610)	1	(11,635)	286
Net loss attributable to the partners and preferred unitholders	(15,552)	(27,980)	(258,343)	(30,863)
Add (subtract) specific items affecting net loss:
Write-down and loss (gain) on sale of vessels	12,115	(11,757)	168,407	(11,757)
Unrealized (gain) loss on derivative instruments	(12,490)	36,225	71,359	63,468
Goodwill impairment	—	—	2,032	—
Foreign currency exchange loss (gain) (1)	1,044	(1,789)	4,599	(1,657)
Other (income) expense - net	(145)	1,639	183	1,993
Deferred income tax	(1,699)	1,523	530	1,957
Adjustments related to equity-accounted vessels (2)	1,634	6,868	18,184	11,101
Adjustments related to non-controlling interests (3)	(2,774)	6	(15,301)	3
Total adjustments	(2,315)	32,715	249,993	65,108
Adjusted net (loss) income attributable to the partners and __preferred unitholders	(17,867)	4,735	(8,350)	34,245
Preferred unitholders' interest in adjusted net (loss) income	8,038	8,038	16,076	16,076
General Partner's interest in adjusted net (loss) income	(179)	(25)	(2,094)	138
Limited partners' interest in adjusted net (loss) income	(25,726)	(3,278)	(22,332)	18,031
Limited partners' interest in adjusted net (loss) income per common __unit, basic	(0.06)	(0.01)	(0.05)	0.04
Weighted-average number of common units outstanding, basic	411,148,991	410,595,551	411,148,991	410,469,820
(1)Foreign currency exchange loss primarily relates to the Partnership's revaluation of all foreign currency-denominated assets and liabilities based on the prevailing exchange rate at the end of each reporting period and unrealized gain or loss related to the Partnership's cross-currency swaps related to the Partnership's Norwegian Krone (NOK) bonds, and excludes the realized gain or loss relating to the Partnership's cross-currency swaps and NOK bonds.
(2)Reflects the Partnership's proportionate share of specific items affecting the net income of the Cidade de Itajai FPSO unit and Pioneiro de Libra FPSO unit equity-accounted joint ventures, including the unrealized gain or loss on derivative instruments and the foreign exchange gain or loss.
(3)Items affecting net loss include amounts attributable to the Partnership’s consolidated non-wholly-owned subsidiaries. Each item affecting net loss is analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The adjustments relate to the gain or loss on sale or write-down of vessels and foreign currency exchange gain or loss within the Partnership's consolidated non-wholly-owned subsidiaries.

Altera Infrastructure L.P.
Appendix C - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA From Equity-Accounted Vessels

	Three Months Ended		Three Months Ended
	June 30, 2020		June 30, 2019
(in thousands of U.S. Dollars)	(unaudited)		(unaudited)
	At 100%	Partnership's 50%	At 100%	Partnership's 50%
Revenues	57,134	28,567	57,719	28,860
Vessel and other operating expenses	(13,282)	(6,641)	(12,481)	(6,241)
Depreciation and amortization	(17,542)	(8,771)	(16,294)	(8,146)
Operating income of equity-accounted vessels	26,310	13,155	28,944	14,473
Net interest expense	(6,196)	(3,098)	(10,604)	(5,302)
Realized and unrealized loss on derivative instruments(1)	(4,199)	(2,099)	(13,957)	(6,979)
Foreign currency exchange (loss) gain	(1,234)	(617)	326	163
Total other items	(11,629)	(5,814)	(24,235)	(12,118)
Net income / equity income of equity-accounted vessels before	14,681	7,341	4,709	2,355
income tax expense
Income tax (expense) recovery	(1)	(1)	66	33
Net income / equity income of equity-accounted vessels	14,680	7,340	4,775	2,388
Depreciation and amortization	17,542	8,771	16,294	8,146
Net interest expense	6,196	3,098	10,604	5,302
Income tax expense	1	1	(66)	(33)
EBITDA	38,419	19,210	31,607	15,803
Add (subtract) specific items affecting EBITDA:
Realized and unrealized loss on derivative instruments(1)	4,199	2,099	13,957	6,979
Foreign currency exchange loss (gain)	1,234	617	(326)	(163)
Adjusted EBITDA from equity-accounted vessels	43,852	21,926	45,238	22,619
(1)Realized and unrealized loss on derivative instruments includes an unrealized loss of $2,0 million ($1,0 million at the Partnership’s 50% share) for the three months ended June 30, 2020 and an unrealized loss of $14.1 million ($7.0 million at the Partnership’s 50% share) for the three months ended June 30, 2019, related to interest rate swaps for the Cidade de Itajai and Pioneiro de Libra FPSO units.